Exhibit 99.1

Acergy S.A. Announces First Quarter Results

London, England – April 14, 2010 – Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock Exchange: ACY), announced today results for the first quarter which ended on February 28, 2010. The Group’s accounts are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (‘IASB’) and as adopted by the European Union and were approved by the Board on April 14, 2010.

Highlights

•	Revenue from continuing operations was $576 million (Q1 2009: $503 million)

•	Adjusted EBITDA(a) margin from continuing operations was 23.5% (Q1 2009: 20.2%)

•	Income from continuing operations was $53 million (Q1 2009: $39 million)

•	Strong cash and cash equivalents position of $667 million (November 30, 2009: $908 million)

•	Acquisition of Acergy Borealis, a versatile high specification deepwater ship, at a favourable price

•	Awarded three year DSVi contract in the North Sea

Jean Cahuzac, Chief Executive Officer, said:

“Several factors have contributed to a very strong quarterly performance. Our project teams have delivered outstanding execution on several major contracts, successful resolution of claims and variation orders on ongoing projects, conventional activity has continued to strengthen and our joint ventures have made a good contribution.

Acergy’s capacity to deliver this performance results in large part from our focus on cost optimisation and our determination to invest through the cycle in our people and assets. Our acquisition of Acergy Borealis, in the quarter, is already providing access to opportunities in the high-end deepwater SURF market.”

Financial Summary

	Three Months Ended
In $ millions, except share and per share data	Feb.28.10 Unaudited	Feb.28.09 Unaudited
Revenue from continuing operations	575.8	503.1
Gross profit	147.0	114.8
Net operating income from continuing operations	100.8	71.3
Income before taxes from continuing operations	76.0	61.5
Taxation	(23.4)	(22.4)
Income from continuing operations	52.6	39.1
Net income from discontinued operations	5.0	1.9
Net income – total operations	57.6	41.0
Per share data (diluted)
Earnings per share - continuing operations	0.23	0.19
Earnings per share - discontinued operations	0.03	0.01
Earnings per share - total operations	0.26	0.20
Weighted average number of common shares and common share equivalents outstanding (m)	184.4	183.4

Operating Review

First Quarter

Territory 1:

Acergy Northern Europe and Canada – Revenue from continuing operations for the first quarter was $90.6 million (Q1 2009: $138.1 million) reflecting lower activity levels, as anticipated, in an ongoing challenging market environment and fewer projects in installation phase, partly offset by good operational progress on DONG Siri and Deep Panuke and the completion of the Maersk Lochranza Project. Net operating loss from continuing operations for the quarter was $1.4 million (Q1 2009: net operating income of $1.5 million) reflecting lower activity levels due to current market conditions and lower vessel utilisation. Commercial negotiations regarding claims and variation orders on the Marathon Volund Project continue.

Acergy Asia and Middle East – Revenue from continuing operations for the first quarter was $87.4 million (Q1 2009: $47.1 million) reflecting good progress on the Pluto and BHP Pyrenees Projects. Net operating income from continuing operations for the quarter was $20.7 million (Q1 2009: $12.6 million) reflecting good performance on the Pluto and BHP Pyrenees Projects, together with an improved contribution from the SapuraAcergy joint venture.

Territory 2:

Acergy Africa and Mediterranean – Revenue from continuing operations for the first quarter was $341.7 million (Q1 2009: $228.0 million) reflecting continued good operational progress on a number of major projects: Block 15, Angola LNG, EPC4A, and PazFlor and a good contribution from Sonamet, which remained fully consolidated during the quarter although classified as an asset held for sale. Net operating income from continuing operations for the quarter was $91.0 million (Q1 2009: $37.0 million) reflecting good operational and project performance across the project portfolio, including Block 15, EPC4A, Angola LNG, PazFlor and Sonamet, and good utilisation of Acergy Polaris, which was in dry-dock for part of the first quarter of fiscal year 2009.

Acergy North America and Mexico – Revenue from continuing operations for the first quarter was $0.5 million (Q1 2009: $4.3 million). Net operating loss from continuing operations for the quarter was $3.7 million (Q1 2009: net operating income of $4.6 million) reflecting the segment’s operating cost base which was not covered by project activity.

Acergy South America - Revenue from continuing operations for the first quarter was $54.9 million (Q1 2009: $85.3 million) reflecting anticipated lower activity levels due to the prior completion of the Frade SURF Project partly offset by the four ships on long-term service agreements to Petrobras, which achieved full utilisation during the quarter and the contribution from the Roncador Manifold Project. Net operating income from continuing operations for the quarter was $5.1 million (Q1 2009: $7.5 million) reflecting lower activity levels partly offset by strong performance from Acergy Harrier, Acergy Condor, Pertinacia and Polar Queen.

Acergy Corporate:

Revenue from continuing operations for the first quarter was $0.7 million (Q1 2009: $0.3 million). Net operating loss from continuing operations for the quarter was $10.9 million (Q1 2009: net operating income of $8.1 million) primarily due to the lower utilisation of corporate vessels, including Acergy Discovery, Acergy Eagle due to dry-dock during the quarter, the fire on Acergy Falcon while in dry-dock, as well as higher professional fees arising from legal restructuring and organisational optimisation, partially offset by a strong contribution from the SHL joint venture and a modest contribution from NKT Flexibles.

Discontinued operations

Net income from discontinued operations for the first quarter was $5.0 million (Q1 2009: $1.9 million) due to the positive contribution from the Mexilhao Trunkline Project.

Asset Development

In December, Acergy announced the acquisition of Acergy Borealis, a versatile deepwater ship for operations in challenging and harsh environments worldwide. Final completion and operational delivery of the ship is scheduled for the first half of 2012. Total costs, upon delivery, are expected to be less than $500m, which will be funded entirely from the Company’s existing cash resources.

The Sonamet joint venture remained fully consolidated as at February 28, 2010 although it continues to be classified as ‘Assets held for sale’. After the completion of the sale and transfer of shares the business will be deconsolidated from Acergy’s financials and its future results will be reported as share of results of associates and joint ventures.

During the quarter, a fire occurred on Acergy Falcon while in dry-dock. No material impact on earnings is expected, although the vessel was not available for work during the quarter.

Financial Review

First Quarter

Revenue from continuing operations for the first quarter was $576 million (Q1 2009: $503 million) primarily reflecting good activity levels in West Africa and Asia Pacific partly offset by lower activity levels in the North Sea and Brazil.

Gross profit was $147 million (Q1 2009: $115 million) reflecting higher activity levels and strong operating performance driven by good project execution, particularly in West Africa and Asia Pacific.

Administrative expenses were $64 million (Q1 2009: $53 million) due to higher professional fees arising from legal restructuring and organisational optimisation and the effect of foreign currency translation.

Acergy’s share of results of associates and joint ventures was $18 million (Q1 2009: $10 million) reflecting a strong contribution from Seaway Heavy Lifting, an improved positive contribution from SapuraAcergy and a positive albeit lower contribution from NKT Flexibles.

The Adjusted EBITDA margin from continuing operations for the three months was 23.5% (Q1 2009: 20.2%). The Adjusted EBITDA margin from total operations for the three months was 23.2% (Q1 2009: 20.0%).

Other gains and losses were a loss of $20 million (Q1 2009: loss of $2 million) primarily reflecting the effect of foreign exchange translation on short-term Euro inter-company and cash balances and realised hedging losses arising from the weakened Euro in the quarter.

Income before taxes from continuing operations for the first quarter was $76 million (Q1 2009: $62 million) reflecting good operational performance, a higher contribution from associates and joint ventures and good vessel utilisation. This was partly offset by lower activity levels in the North Sea and Brazil, higher administrative expenses and other losses arising from foreign exchange movements.

Taxation for the quarter was $23 million (Q1 2009: $22 million) resulting in an effective tax rate for the quarter of 31% (Q1 2009: 36%) reflecting the current geographical portfolio mix of our business. The underlying effective tax rate for the Group was 36% in the quarter. During the reporting period resolution of a number of ongoing audits were achieved. As a consequence certain provisions were released in the quarter.

Income from continuing operations for the first quarter was $53 million (Q1 2009: $39 million). Net income from total operations for the first quarter was $58 million (Q1 2009: $41 million).

The cash and cash equivalents position at the quarter end was $667 million (November 30, 2009: $908 million) reflecting working capital outflows and the initial capital expenditure on Acergy Borealis, which will be funded entirely from the Company’s existing cash resources. Deferred revenue at the quarter end stood at $232 million (November 30, 2009: $280 million).

At February 28, 2010, Acergy S.A. held directly 10,741,750 treasury shares representing 5.51% of the total number of issued shares, as well as indirectly holding 879,121 treasury shares, representing 0.45% of the total number of issued shares. Total shares in issue were 194,953,972, including treasury shares.

Backlog

Backlog for continuing operations as at February 28, 2010 was approximately $2.5 billion, of which approximately $1.3 billion is expected to be executed in the fiscal year 2010. This backlog figure does not include the backlog relating to associates and joint ventures.

In $ millions as at:	Feb.28.10	Nov.30.09	Feb.28.09
Backlog (1)	2,469	2,848	2,432
Pre-Backlog (2)	309	249	75

(1)	Backlog excludes amounts related to discontinued operations as of Feb.28.10: $25 million, Nov.30.09: $43 million, Feb.28.09: $86 million
(2)	Pre-backlog reflects the stated value of letters of intent and the expected value of escalations on frame agreements

Trading Outlook

A stronger oil price and more stable macro environment are inspiring greater confidence in our industry. We have continued to see increased tendering activity worldwide. However, for shorter-term SURF work, particularly in the UK North Sea and the Gulf of Mexico, the pricing environment remains competitive.

We see more activity in the Conventional market in West Africa this year and we expect this market to continue to remain strong in the short and medium-term.

A number of the major SURF contracts, delayed during 2009, are expected to come to market award in the next few months. The offshore installation phase of most of these new SURF projects is expected to commence beyond 2011.

The trend will be for SURF projects to continue to increase in size and complexity which will contribute to substantial industry growth in the medium-term. Acergy is well placed to combine our competitive strengths of high calibre engineering and project management skills with our high quality assets to capture these future growth opportunities.

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Acergy S.A. is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

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(a)

Adjusted EBITDA: The Group calculates Adjusted EBITDA from continuing operations (adjusted earnings before interest, income taxation, depreciation and amortisation) as net income from continuing operations plus finance costs, other gains and losses, taxation, depreciation and amortisation and adjusted to exclude investment income and impairment of property, plant and equipment and intangibles. Adjusted EBITDA margin from continuing operations is defined as Adjusted EBITDA divided by revenue from continuing operations. Management believes that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are important indicators of our operational strength and the performance of our business. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations have not been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB nor as adopted for use in the European Union. These non-IFRS measures provide management with a meaningful comparison amongst our various regions, as they eliminate the effects of financing and depreciation. Adjusted EBITDA margin from continuing operations may also be a useful ratio to compare our performance to our competitors and is widely used by shareholders and analysts following the Group’s performance. However, Adjusted EBITDA and Adjusted EBITDA margin from continuing operations as presented by the Group may not be comparable to similarly titled measures reported by other companies. Such supplementary adjustments to EBITDA may not be in accordance with current practices or the rules and regulations adopted by the US Securities and Exchange Commission (the “SEC”) that apply to reports filed under the Securities Exchange Act of 1934. Accordingly, the SEC may require that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations be presented differently in filings made with the SEC than as presented in this release, or not be presented at all. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are not measures determined in accordance with IFRS and should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with IFRS), as a measure of the Group’s operating results or cash flows from operations (as determined in accordance with IFRS) or as a measure of the Group’s liquidity. The reconciliation of the Group’s net income from continuing operations to Adjusted EBITDA from continuing operations is included in this release. This release also includes a supplemental calculation of Adjusted EBITDA from continuing operations calculated as net operating income from continuing operations, plus depreciation and amortisation and impairment charges on property, plant and equipment and intangibles. Management believes that this supplemental presentation of Adjusted EBITDA from continuing operations is also useful as it is more in line with the presentation of similarly titled measures by companies within Acergy’s peer group and therefore believes it to be a helpful calculation for those evaluating companies within Acergy’s industry. Adjusted EBITDA for discontinued operations is calculated as per methodology outlined above. Adjusted EBITDA for total operations is the total of continuing operations and discontinued operations.

Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast”, “project,” “will,” “should,” “seek,” and similar expressions. These statements include, but are not limited to, statements as to the approximate value of the awarded contracts, continued commercial negotiations relating to the Marathon Volund Project, the timing of the final completion and operational delivery of Acergy Borealis, the impact on earnings resulting from the fire on Acergy Falcon, expectations regarding our backlog and pre-backlog, and statements contained in the “Trading Outlook” section, including our visibility for 2010, the anticipation of increased activity in the Conventional market in West Africa, the anticipation that delayed major SURF contracts will come to market and the timing of the offshore installation phase of such projects, the increase in tendering activity in the North Sea and the Gulf of Mexico, the expectation that the Conventional market in West Africa will remain very strong in the medium-term, the expectation for SURF contracts to increase in size and complexity in the medium-term and our ability to capture future growth opportunities. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

Conference Call Information			Replay Facility Details
Lines will open 30 minutes prior to conference call.			A replay facility will be available for the following period:

Date:	Wednesday April 14, 2010		Date:	Wednesday April 14, 2010
Time:	3.00pm UK Time		Time:	4.30pm UK Time

Conference Dial In Numbers:			Date:	Tuesday April 20, 2010
UK	:	0800 694 0257	Time:	4.30pm UK Time
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Alternatively, a live webcast and a playback facility will be available on our website www.acergy-group.com

Contacts:

Karen Menzel

Acergy S.A.

+44 (0)20 8210 5568

karen.menzel@acergy-group.com

www.acergy-group.com

If you no longer wish to receive our press releases please contact: karen.menzel@acergy-group.com

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ACERGY S.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

(In $ millions, except share and per share data)

	Three Months Ended
	Feb.28.10 Unaudited	Feb.28.09 Unaudited
Revenue from continuing operations	575.8	503.1
Operating expenses	(428.8)	(388.3)

Gross profit	147.0	114.8

Administrative expenses	(63.8)	(53.3)
Net other operating (loss) / income	(0.1)	0.1
Share of results of associates and joint ventures	17.7	9.7

Net operating income from continuing operations	100.8	71.3

Investment income	2.4	1.8
Other gains and losses	(19.6)	(1.9)
Finance costs	(7.6)	(9.7)

Income before taxes from continuing operations	76.0	61.5

Taxation	(23.4)	(22.4)

Income from continuing operations	52.6	39.1
Net income from discontinued operations	5.0	1.9

Net income	57.6	41.0

Net income attributable to:
Equity holders of parent	47.5	37.3
Non controlling interest	10.1	3.7

Net income	57.6	41.0

PER SHARE DATA
Earnings per share
Basic
Continuing operations	0.23	0.19
Discontinued operations	0.03	0.01

Net earnings	0.26	0.20

Diluted
Continuing operations	0.23	0.19
Discontinued operations	0.03	0.01

Net earnings	0.26	0.20

Weighted average number of common shares and common share equivalents outstanding (m)
Basic	183.3	182.8
Diluted	184.4	183.4

SELECTED INFORMATION - CONTINUING OPERATIONS
Cash outflows for capital expenditures	151.8	56.5
Depreciation and amortisation	30.6	30.5
Impairment	3.8	—

ACERGY S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In $ millions)

	As at Feb.28.10 Unaudited	As at Nov.30.09 Audited(1)	As at Feb.28.09 Unaudited
ASSETS
Non-current assets
Intangible assets	10.8	9.4	3.8
Property, plant and equipment	940.5	821.8	899.3
Interest in associates and joint ventures	193.2	190.3	144.2
Advances and receivables and other non-current assets	64.5	49.3	48.5
Deferred tax assets	19.3	19.3	39.8

Total non-current assets	1,228.3	1,090.1	1,135.6

Current assets
Inventories	22.7	22.4	38.0
Trade and other receivables	281.4	297.9	324.5
Other current assets	20.7	38.7	45.5
Assets held for sale	267.6	263.6	1.1
Other accrued income and prepaid expenses	267.0	212.8	237.0
Cash and cash equivalents(2)	667.1	907.6	677.6

Total current assets	1,526.5	1,743.0	1,323.7

Total assets	2,754.8	2,833.1	2,459.3

EQUITY
Capital and reserves attributable to equity holders
Issued share capital	389.9	389.9	389.9
Own shares	(220.4)	(222.6)	(228.8)
Paid in surplus	504.9	503.9	500.2
Equity reserve	110.7	110.7	110.7
Translation reserve	(65.1)	(12.0)	(85.4)
Other reserves	(79.6)	(60.1)	(80.9)
Retained earnings	404.3	358.2	195.5

Equity attributable to equity holders of the parent	1,044.7	1,068.0	801.2
Non controlling interest	39.7	31.2	17.2

Total equity	1,084.4	1,099.2	818.4

LIABILITIES
Non-current liabilities
Non-current portion of borrowings	420.4	415.8	413.0
Retirement benefit obligation	24.2	27.2	20.4
Deferred tax liabilities	49.9	49.9	56.1
Other non-current liabilities	27.2	19.8	69.9

Total non-current liabilities	521.7	512.7	559.4

Current liabilities
Trade and other payables	587.7	624.1	620.9
Current tax liabilities	88.4	97.9	101.5
Current portion of borrowings	4.9	—	4.8
Liabilities directly associated with assets held for sale	174.1	174.9	—
Other current liabilities	61.2	44.5	82.1
Deferred revenue	232.4	279.8	272.2

Total current liabilities	1,148.7	1,221.2	1,081.5

Total liabilities	1,670.4	1,733.9	1,640.9

Total equity and liabilities	2,754.8	2,833.1	2,459.3

(1)	These figures have been extracted from the Audited Consolidated Financial Statements for 2009.
(2)	As at February 28, 2010 cash balances of $667.1 million exclude $87.2 million relating to Sonamet which as at this date is classified as an asset held for sale.

ACERGY S.A. AND SUBSIDIARIES

STATEMENT OF MOVEMENT OF RETAINED EARNINGS

FOR THREE MONTHS ENDED FEBRUARY 28, 2010

(In $ millions)

Balance, November 30, 2009	358.2
Net income for three months ended February 28, 2010	47.5
Loss on sale of own shares	(1.4)

Balance, February 28, 2010	404.3

ACERGY S.A. AND SUBSIDIARIES

EARNINGS PER SHARE CALCULATION

(In $ millions, except share and per share data)

	Three Months Ended
	February 28, 2010	February 28, 2009
Net income attributable to equity holders	47.5	37.3
Income from discontinued operations	(5.0)	(1.9)

Net income from continuing operations	42.5	35.4
Interest expense on convertible note	7.6	7.3

Adjusted net income from continuing operations including convertible note	50.1	42.7

Weighted-average number of common shares:
Basic number of shares	183,273,855	182,840,184

Diluted number of shares	184,416,056	183,412,182
Convertible note dilutive effect	22,016,733	21,258,503

Total diluted number of shares	206,432,789	204,670,685

BASIC
Continuing operations	$0.23	$0.19
Discontinued operations	$0.03	$0.01

Net Earnings	$0.26	$0.20

DILUTED excluding convertible note
Continuing operations	$0.23	$0.19
Discontinued operations	$0.03	$0.01

Net Earnings	$0.26	$0.20

DILUTED including convertible note
Continuing operations	$0.24	$0.21
Discontinued operations	$0.03	$0.01

Net Earnings	$0.27	$0.22

•

For the three months ended February 28, 2010 the effect of inclusion of the convertible loan note is to increase the diluted EPS from $0.26 to $0.27. This is said to be anti-dilutive and is therefore not included in the calculation.

ACERGY S.A. AND SUBSIDIARIES

SEGMENTAL ANALYSIS

(In $ millions)

The Group has six reportable segments based on the geographic distribution of its activities as follows: Acergy Northern Europe and Canada (NEC) includes all activities in Northern Europe and Eastern Canada; Acergy Asia and Middle East (AME) includes all activities in Asia Pacific, India and the Middle East and including the SapuraAcergy joint venture, Acergy Africa and Mediterranean (AFMED) covers activities in Africa and the Mediterranean; Acergy North America and Mexico (NAMEX) includes all activities in the United States, Mexico, Central America and Western Canada; Acergy South America (SAM) incorporates activities in South America and the islands of the southern Atlantic Ocean, Acergy Corporate (Corporate) includes all activities that serve more than one region. These include the activities of the SHL and NKT joint ventures. Also included are assets which have global mobility including construction and flowline support ships, ROVs and other mobile assets that are not attributed to any one segment; management of offshore personnel; captive insurance activities; Management and corporate services provided for the benefit of all of the Group’s businesses.

Three months ended February 28, 2010	Territory 1		Territory 2			Acergy Corporate	Total – Continuing operations
(In $ millions)	Acergy NEC	Acergy AME	Acergy AFMED	Acergy NAMEX	Acergy SAM
Revenue(1)	90.6	87.4	341.7	0.5	54.9	0.7	575.8
Net operating (loss) / income	(1.4)	20.7	91.0	(3.7)	5.1	(10.9)	100.8
Investment income							2.4
Other gains and losses							(19.6)
Finance costs							(7.6)

Net income before taxation from continuing operations							76.0

Three months ended February 28, 2009	Territory 1		Territory 2			Acergy Corporate	Total – Continuing operations
(In $ millions)	Acergy NEC	Acergy AME	Acergy AFMED	Acergy NAMEX	Acergy SAM
Revenue(1)	138.1	47.1	228.0	4.3	85.3	0.3	503.1
Net operating income	1.5	12.6	37.0	4.6	7.5	8.1	71.3
Investment income							1.8
Other gains and losses							(1.9)
Finance costs							(9.7)

Net income before taxation from continuing operations							61.5

(1)

Two clients each individually accounted for more than 10% of the Group's revenue from continuing operations for the three months ended February 28, 2010. The revenue from these clients was $236 million and was attributable to Acergy AFMED. Three clients each individually accounted for more than 10% of the Group’s revenue from continuing operations for the three months ended February 28, 2009. The revenue from these clients was $227 million and was attributable to Acergy AFMED, Acergy NEC and Acergy SAM.

ACERGY S.A. AND SUBSIDIARIES

RECONCILIATION OF NET OPERATING INCOME

TO ADJUSTED EBITDA

(In $ millions, except percentages)

	Three Months Ended			Three Months Ended
	Feb.28.10 Continuing	Feb.28.10 Discontinued	Feb.28.10 Total Operations	Feb.28.09 Continuing	Feb.28.09 Discontinued	Feb.28.09 Total Operations
Net operating income	100.8	6.7	107.5	71.3	5.4	76.7
Depreciation and amortisation	30.6	—	30.6	30.5	—	30.5
Impairments	3.8	—	3.8	—	—	—

Adjusted EBITDA	135.2	6.7	141.9	101.8	5.4	107.2

Revenue	575.8	35.4	611.2	503.1	32.3	535.4

Adjusted EBITDA %	23.5%	18.9%	23.2%	20.2%	16.7%	20.0%

ACERGY S.A. AND SUBSIDIARIES

RECONCILIATION OF NET INCOME

TO ADJUSTED EBITDA

(In $ millions, except percentages)

	Three Months Ended			Three Months Ended
	Feb.28.10 Continuing	Feb.28.10 Discontinued	Feb.28.10 Total Operations	Feb.28.09 Continuing	Feb.28.09 Discontinued	Feb.28.09 Total Operations
Net income	52.6	5.0	57.6	39.1	1.9	41.0
Depreciation and amortisation	30.6	—	30.6	30.5	—	30.5
Impairments	3.8	—	3.8	—	—	—
Investment income	(2.4)	—	(2.4)	(1.8)	—	(1.8)
Other gains and losses	19.6	—	19.6	1.9	2.5	4.4
Finance costs	7.6	—	7.6	9.7	—	9.7
Taxation	23.4	1.7	25.1	22.4	1.0	23.4

Adjusted EBITDA	135.2	6.7	141.9	101.8	5.4	107.2

Revenue	575.8	35.4	611.2	503.1	32.3	535.4

Adjusted EBITDA %	23.5%	18.9%	23.2%	20.2%	16.7%	20.0%

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